UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF NOVEMBER 2004


                             KOOR INDUSTRIES LTD.
 ------------------------------------------------------------------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


          14 HAMELACHA STREET, PARK AFEK, ROSH HA'AYIN, 48091, ISRAEL
 ------------------------------------------------------------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


    INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                               /s/ Shlomo Heller
                               --------------------------------------
                               By:    Shlomo Heller
                               Title: General Counsel and Company Secretary



Dated:  November 24, 2004

------------------------------------------------------------------------ -------
 DESCRIPTION                                                             EXHIBIT
------------------------------------------------------------------------ -------

A. Koor Industries Limited Interim Consolidated Financial Statements
(Unaudited) as at September 30, 2004                                     99.1


B. ECI Telecom Ltd. Interim Consolidated Financial Statements            99 .2
(Unaudited) as at September 30, 2004
------------------------------------------------------------------------ -------



                                      2